Exhibit 21.0
SUBSIDIARIES
Name	Jurisdiction of Formation

CyberOptics Ltd.	United Kingdom

CyberOptics Holdings Ltd.	United Kingdom

CyberOptics (Singapore) Pte. Ltd	Singapore

Laser Design, Inc.	Minnesota

CyberOptics (China) Co., Ltd.	People’s Republic of China